October 8, 2010
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. John P. Nolan Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd. Annual Report on Form 20-F
Dear Mr. Nolan:
     Reference is made to your letter dated September 14, 2010 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 25, 2010 (the “2009 Annual Report”). We would like to thank you for your review of the 2009 Annual Report.
     We set forth in this letter our responses to the comments in your letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the 2009 Annual Report.
Form 20-F for the Year Ended December 31, 2009
Selected Financial Information under Korean GAAP
Korean/US GAAP Reconciliation — MD&A, page 175
1.     We note the significant impact the accounting for non-controlling interests (i.e. see Note 8) had on the equity reconciliation in 2009. Please provide us with additional information addressing the reasons the impact on equity was so significant in 2009 and not in fiscal 2008 given that the Company appears to have held these ownership positions in both periods.

Mr. John P. Nolan
Securities and Exchange Commission, p. 2
     We respectfully note to the Staff that the equity reconciliation in the 2009 Annual Report was made on the basis of total equity (as indicated in the reconciliation table (the “Reconciliation Table”) on page 176 of the 2009 Annual Report), while the equity reconciliation in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Commission on June 26, 2009 (the “2008 Annual Report” and, together with the 2009 Annual Report, the “Annual Reports”) was made on the basis of stockholders’ equity (as indicated on page 176 of the 2008 Annual Report). Total equity is the sum of stockholders’ equity and noncontrolling interests (as indicated on pages 6, 7 and 160 of the 2009 Annual Report). As such, stockholders’ equity does not include noncontrolling interests (or minority interest, which is the equivalent term used in the 2008 Annual Report).
     The equity reconciliation in the 2009 Annual Report was made on the basis of total equity instead of stockholders’ equity as a result of our adoption on January 1, 2009 of FASB Accounting Standards Codification 810 (Noncontrolling Interests in Consolidated Financial Statements)(“ASC 810”), which requires that noncontrolling interests in consolidated subsidiaries held by parties other than the parent be accounted for and presented as equity, rather than as a liability or a mezzanine line item. Our adoption of ASC 810 is disclosed on pages 7, 160, 168, 169 and F-25 of the 2009 Annual Report.
     Given that the equity reconciliation in the 2009 Annual Report was made on the basis of total equity, which includes noncontrolling interests, the effect of the differences in the accounting treatment of certain of our subsidiaries under generally accepted accounting principles in the United States (“US GAAP”) and under the generally accepted accounting principles in Korea (“Korean GAAP”), which differences are described in note 8 to the Reconciliation Table in the 2009 Annual Report, resulted in the adjustment to total equity in 2009 as noted by the Staff.
2.     Explain to us in greater detail the reasons and basis as to why the 2006 activities relating to Daewoo Construction are still being reflected as a reconciling item (i.e. addressed in Note 9) which impact both net income and equity. In your response, also address the reasons why the net income adjustments in both 2008 and 2009 were not directionally consistent.
     We respectfully note to the Staff that our disposition of Daewoo Engineering & Construction (“Daewoo E&C”) common shares in 2006 did not result in any adjustments to our net income or equity in 2008 or 2009. As noted in note 9 of the Reconciliation Table in each of the Annual Reports, subsequent to our disposition of Daewoo E&C common shares in 2006, we participated as a member of a consortium (the “Consortium”) to purchase Daewoo E&C common shares. We purchased 12,219,568 Daewoo E&C common shares representing a 3.6% equity stake. As disclosed on page 17 of the 2009 Annual Report, in connection with such subsequent purchase, Kumho Asiana Group, which was the lead member of the Consortium, granted to us put options with respect to our holding of Daewoo E&C common shares. Such put options were granted to us for no cash consideration. Such put options were recorded as part of our derivative assets in our consolidated financial statements prepared under Korean GAAP, but

Mr. John P. Nolan
Securities and Exchange Commission, p. 3
not in our consolidated financial statements prepared under U.S. GAAP, as such put options did not meet the definition of a derivative under U.S. GAAP due to the fact that they did not meet the net settlement requirement. In 2008, we recognized a gain from the change in fair value of such put options in our consolidated financial statements prepared under Korean GAAP, while we did not recognize such gain in our consolidated financial statements prepared under U.S. GAAP. In December 2009, we agreed with Kumho Asiana Group to deem such put options as having been exercised while still maintaining ownership of the underlying Daewoo E&C common shares. In connection therewith, pursuant to a Korean GAAP interpretation provided by the Financial Supervisory Service of Korea, under Korean GAAP, our investments in Daewoo E&C shares and the related put options were derecognized and a receivable was recorded. As a result, in 2009, we recognized a loss from such transaction in our consolidated financial statements prepared under Korean GAAP. However, the underlying Daewoo E&C common shares were not derecognized under U.S. GAAP since we retained ownership of such shares and, as such, the loss from such derecognition under Korean GAAP was reversed as a reconciling item in deriving our consolidated financial statements prepared under U.S. GAAP.
* * * * *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We sincerely hope that the Company’s response above adequately addresses the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at (822)-2125-2110 (fax: (822)-2125-2293), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at (852) 2532-3723 (fax: 852-2160-1001).

Sincerely,
/s/ Pal Seung Lee
Pal Seung Lee Chairman and Chief Executive Officer

cc:	Marc Thomas
Staff Accountant Division of Corporation Finance Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP